Exhibit 17.1

Andy H. Sassine

PO Box 9826,

Rancho Santa Fe. 92067

September 26, 2018

iCAD, Inc.

98 Spit Brook Road, Suite 100

Nashua, New Hampshire 03062

Attn: Board of Directors

Re: Resignation from the Board of Directors of iCAD, Inc.

Dear Board Members:

This letter serves as notice of my resignation from the Board of Directors (the “Board”) of iCAD, Inc. (“iCAD” or, the “Company”), effective immediately.

As you know, I am a long-term investor in iCAD with ownership of approximately 7.5% of the Company’s outstanding shares and have served on the Board since December 2015. I deeply believe in the Company’s strong potential to create and enhance shareholder value, as well as its many talented employees who are dedicated to making advancements in the area of early cancer detection and cancer therapy. When I joined the Board close to three years ago. I was optimistic about the prospects of working cooperatively with fellow Board members to unlock the significant value intrinsic to the Company’s leading oncology platform.

Unfortunately, things have not gone as I had hoped in the boardroom. I have grown increasingly frustrated over the course of my tenure by the Board’s reluctance to address the Company’s most pressing issues, including its poor performance, lack of shareholder confidence and poor governance practices. I have also become disenchanted by the Board’s unwavering commitment to the troubling status quo. It has become clear to me that the Board, as currently constituted, is truly incapable of acting independently of management and taking the steps required to enhance shareholder value. That I have not been appointed to a single Board committee over the past three years speaks to this Board’s general unwillingness to consider independent views in the boardroom.

I can no longer stand idly by while the Board’s inaction and misdirection directly harms the interests of iCAD’s shareholders.

To that end, I have decided to step down in order to nominate, and seek shareholder support to elect, a slate of six highly-qualified director nominees to the Board at iCAD’s upcoming 2018 annual meeting of shareholders. I believe that substantial change is required and warranted on the Board in order to provide a new plan for the future, a fresh perspective, renewed accountability to shareholders, and importantly, the objectivity and perspective to move the Company forward without the burden of attachment to past practices. Only with these changes do I believe iCAD can get back on track and become a leader in the industry across technology innovation, operating performance, and financial performance.

The Board’s primary responsibility to shareholders is to set the Company’s strategy, to oversee management in operating the business, and, in particular, to hold management accountable for any failures in executing on that strategy or achieving appropriate levels of performance. Chief among my serious concerns has been the failure of this Board to set an agenda that includes an examination of (i) the failures that have led to the Company’s poor stock performance, (ii) the Company’s questionable governance practices, including a long-tenured Board in dire need of a refresh, and (iii) the Company’s executive compensation practices that have drawn criticism from advisory firms like Institutional Shareholder Services Inc. (“ISS”) in recent years.

Debate in the board room is critical to allow for the productive analysis of the important issues facing the Company. But rather than engage in an open, robust dialogue, this Board has followed a path of complacency and acquiescence while largely dodging the serious issues it faces.

In addition to those stated above, a number of other serious concerns have informed my decision to immediately step down and seek to elect new directors at iCAD, including:

1.	A steady decline in the institutional holdings of iCAD over the past three years.

2.	A steady decline in iCAD’s share price performance over the past three years.

3.	Incentive compensation payments to management despite underperformance relative to targets and peer benchmarks over the past three years.

4.	Management’s consistent failure to achieve its operating and revenue targets for the past three years.

5.	Stale Board composition caused by a lack of refreshment with seven members having served for the past eight years or longer.

I also believe that the Board would benefit by appointing a new independent Chairman. Dr. Howard, the current chairman, has served in this role since 2007. A new chairman without such historical ties to management would be better able to oversee management and set an agenda that includes an examination of the failures that have led to the Company’s poor stock performance. In my view, this would lead to a more proactive and effective Board.

It is disappointing that the Board has taken steps to enrich management by implementing pay increases and bonuses despite the Company’s share price underperformance relative to industry peers and market expectations. As ISS noted in its report in connection with the Company’s 2017 annual meeting of shareholders, the Company’s “annual incentive goal does not appear to be rigorous, as payouts have increased based on a reduced target performance level.” In addition to what I view as inappropriate levels of compensation awarded to senior management, it has become increasingly clear to me that the Board lacks any sense of urgency in addressing these serious issues.

I welcome the opportunity to engage with fellow shareholders on how the directors. I am nominating are best-suited to restore credibility and accountability at iCAD, while helping to develop a strong strategic plan aimed at unlocking the full potential of the Company’s enviable technology leadership position and delivering substantial shareholder value.

It is my expectation that the Company will file this letter publicly to accompany an 8-K filing announcing my resignation from the Board.

Sincerely,

/s/ Andy Sassine

Andy Sassine